Subject to Completion

Preliminary Pricing Supplement dated December 8, 2006

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

U.S. Dollar Bear Notes

Linked to the U.S. Trade Weighted Currencies Basket

due                         , 2008

(the “Notes”)

$10 principal amount per unit

The Notes:

•	The Notes are designed for investors who, for risk diversification purposes, want to invest in a security that provides a return (which is capped at 20% of the principal amount) in the event of a depreciation between the pricing date and the valuation date in the United States dollar of 10% or more relative to the U.S. Trade Weighted Currencies Basket. Investors must also be willing to forego periodic interest payments on the Notes.

•	The U.S. Trade Weighted Currencies Basket is composed of a short position in the United States dollar and long positions in the following seven foreign currencies: the European Union euro, Canadian dollar, Chinese renminbi (yuan), Japanese yen, Mexican peso, British pound and Korean won. For the purposes of determining the Basket level, each foreign currency has been weighted to reflect its relative U.S. international trade volume, based on trading volume data obtained from the Federal Reserve System.

•	The level of the Basket will increase if the value of the United States dollar depreciates against the other basket currencies, and will decrease if the value of the United States dollar appreciates against the other basket currencies, all as more fully described in this pricing supplement.

•	The term of the Notes will be between 13 and 15 months and will be determined on the date the Notes are priced for initial sale to the public.

•	The Notes are 100% principal protected.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•	The settlement date for the Notes is expected to be December , 2006.

Payment on the maturity date:

•	The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the value of the U.S. Trade Weighted Currencies Basket between the starting value of the Basket on the pricing date and the ending value of the Basket on a valuation date prior to the maturity date. If the level of the U.S. Trade Weighted Currencies Basket:

•	has increased by 10% or more, you will receive a return of 20% per unit (or $12.00 per unit regardless of the term of the Notes); or

•	has decreased or has not increased by 10% or more, you will receive a return of 2% per annum per unit (or between $10.2167 and $10.2500 per unit depending on the term of the Notes).

•	In no event will you receive less than the equivalent of a 2% return per annum per unit on the maturity date.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$

(1)	The public offering price and the selling concession for any single transaction to purchase 100,000 units or more will be $9.95 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is December     , 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE BASKET	PS-14
UNITED STATES FEDERAL INCOME TAXATION	PS-18
ERISA CONSIDERATIONS	PS-23
USE OF PROCEEDS AND HEDGING	PS-24
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-24
EXPERTS	PS-24
INDEX OF CERTAIN DEFINED TERMS	PS-25

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the U.S. Dollar Bear Notes Linked to the U.S. Trade Weighted Currencies Basket due                         , 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the U.S. Trade Weighted Currencies Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature between 13 and 15 months from the date of issuance. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may occur in January instead of December, the settlement date may occur in January instead of December and the maturity date may occur as late as April 2008. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes prior to maturity and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

Merrill Lynch Capital Services, Inc., our subsidiary, as calculation agent (the “Calculation Agent”), will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to track the movements of currencies included in the Basket, as reflected by the changes in the United States dollar value of the Basket, from the Starting Value to the value on the Valuation Date (as defined below). The Basket is composed of a short position in the United States dollar and long positions in seven foreign currencies. The level of the Basket is determined based upon the movements in the foreign currencies comprising the basket relative to the United States dollar. The level of the Basket will increase if the value of the United States dollar depreciates against the other basket currencies, and will decrease if the value of the United States dollar appreciates against the other basket currencies. The currencies that compose the Basket are the United States dollar, the European Union euro, Canadian dollar, Chinese renminbi (yuan), Japanese yen, Mexican peso, British pound and Korean won. Each of these currencies is referred to in this pricing supplement as a “Basket Component”. Each Basket Component has been assigned a weighting as disclosed in the section entitled “The Basket” in this pricing supplement. Those currencies with positive weightings in the Basket can be viewed as long positions in those currencies (collectively the “Long Basket Components”). The negative weighting of the United States dollar in the Basket can be viewed as a short position in that currency (the “Short Basket Component”). Each Long Basket Component is weighted to reflect its relative U.S. international trade volume, based on trading volume data obtained from the Federal Reserve System, as more fully described in this pricing supplement. The current total trade weights have been in use since December 15, 2005. The value of the Basket will be set to 100 on the Pricing Date.

In addition, a fixed factor (the “Multiplier”) will be determined on the Pricing Date for each Basket Component by dividing the weighting of each Basket Component by the United States dollar value of that Basket Component on the Pricing Date. The Multiplier can be used to calculate the value of the Basket on any given day by multiplying the Multiplier for each Basket Component by the then current exchange rate for that Basket Component, summing the resulting products and adding 100 to the total. For a list of hypothetical Multipliers for each Basket Component and examples of Basket value computations, please see the section entitled “The Basket” in this pricing supplement.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through November 2006 based upon historical exchange rates, the hypothetical Multiplier of each Basket Component calculated as of December 5, 2006 and a Basket value of 100 on that date. The table and graph are included in the section entitled “The Basket” in this pricing supplement. We have provided this hypothetical historical information to help you evaluate the behavior of the Basket in various economic environments; however, the hypothetical past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket, will be denominated and payable in United States dollars and will equal:

(i) If the Ending Value is greater than or equal to 110% of the Starting Value, a return of 20% per unit (or $12.00 per unit); or

(ii) If the Ending Value is less than 110% of the Starting Value, a return of 2% per annum per unit (or between $10.2167 and $10.2500 per unit depending on the term of the Notes).

In no event will you receive less than the equivalent of a 2% return per annum per unit on the maturity date.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, as described in this pricing supplement.

The “Valuation Date” will be the seventh scheduled business day before the maturity date of the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, based on a 14-month term of the Notes, a term that is the midpoint between 13 and 15 months, expected to be approximately equal to that of the Notes.

Example 1—The hypothetical Ending Value is equal to 90% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 90

Redemption Amount (per unit) =	US$	10.2333	(Redemption Amount cannot be less than $10.2333)

Example 2—The hypothetical Ending Value is equal to 109% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 109

Redemption Amount (per unit) =	US$	10.2333

Example 3—The hypothetical Ending Value is equal to 125% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 125

Redemption Amount (per unit) =	US$	12.0000	(Redemption Amount cannot be greater than $12.0000 regardless of the term of the Notes)

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to receive the fixed payment indicated above if the United States dollar value of the Basket increases by 10% or more from the Starting Value to the Ending Value.

What about taxes?

As described more fully in the discussion set forth under the heading “United States Federal Income Taxation” in this pricing supplement, you should generally be required to recognize ordinary income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of your regular method of tax accounting. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the $10 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the value of the Basket, the Ending Value and calculating the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

R ISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The value of the Basket has not increased by 10% or more during the most recent 13-, 14- or 15-month periods

Hypothetical values of the Basket, based upon historical exchange rates, are presented in a table included in the section captioned “The Basket” for month-end periods commencing January 2001 and ending November 2006. The value of the Basket did not increase by 10% or more during any 13-, 14- or 15-month period ending December 7, 2004 or later. Although historical data on the Basket is not necessarily indicative of the future performance of the Basket, you should consider this information prior to making an investment in the Notes.

You may earn a return on your investment that is less than the percentage increase of the Basket, and the potential return on your investment is capped at 20% per unit

On the Valuation Date, if the Ending Value is greater than the Starting Value by less than 10%, we will pay you the equivalent of 2% per annum per unit on the maturity date. This will be true even if the Ending Value of the Basket is greater than the Starting Value by more than 2% but less than 10%. Accordingly, you will not earn a comparable return on your investment if the value of the United States dollar has depreciated relative to the value of the other Basket Components by more than 2% but less than 10% over the term of the Notes, calculated as described in this pricing supplement. Also, your return is capped at 20% per unit if the Ending Value of the Basket is greater than the Starting Value of the Basket by 10% or more. Even if the Ending Value of the Basket is greater than the Starting Value of the Basket by more than 20%, you will receive only a 20% return per unit at maturity, regardless of the term of the Notes.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar, and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and, as of December 5, 2006, the hypothetical Pricing Date, was 7.83 renminbi (yuan) per United States dollar. The People’s Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the United States dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control

The value of any currency, including the Basket Components, may be affected by complex political and economic factors. The exchange rate of each Basket Component is at any moment generally a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those issuing the Basket Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Components specifically, or any other currency.

You must rely on your own evaluation of the merits of an investment linked to the Basket

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

Even though currency trades around-the-clock, your Notes will not and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount. This is due to, among other things, the fact that the $10 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, changes in interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in value of the Long Basket Components relative to the Short Basket Component. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the Notes on the maturity date is capped, we do not expect that the Notes will trade in the secondary market at a price above the maximum amount you could receive at maturity.

Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the

Notes will increase. If interest rates increase or decrease in markets as a result of changes in any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Components and, in turn, the respective exchange rates, which may affect the value of the Basket and therefore, the trading value of the Notes.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Short Basket Component relative to the Long Basket Components prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Merrill Lynch Capital Services, Inc., our subsidiary, is our agent for the purposes of determining, among other things, the value of the Basket, the Ending Value and calculating the Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Basket is unavailable. See the section entitled “The Basket” in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C”, which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on                         , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units, with each unit representing a single Note, each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be denominated and payable in United States dollars, will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is greater than or equal to 110% of the Starting Value, a return of 20% per unit (or $12.00 per unit); or

(ii)	If the Ending Value is less than 110% of the Starting Value, a return of 2% per annum per unit (or between $10.2167 and $10.2500 per unit depending on the term of the Notes).

In no event will you receive less than the equivalent of a 2% return per annum per unit on the maturity date.

Accordingly, you will be entitled to receive, at maturity, the equivalent of a 2% per annum return on the principal amount of your Notes if the value of the Basket either depreciates or does not appreciate by at least 10%. Under no circumstances will you be entitled to receive more than a 20% return on the principal amount of your Notes regardless of the magnitude of appreciation of the value of the Basket or the term of the Notes.

The “Starting Value” will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, using the Exchange Rates on that date, as described in the section entitled “The Basket” in this pricing supplement.

The “Valuation Date” will be the seventh scheduled Business Day before the maturity date of the Notes.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket, based on a term of the Notes of 14 months (which reflects a term that is the midpoint between 13 and 15 months, expected to be approximately equal to that of the Notes):

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the Basket Components.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on the Basket Components(1)(2)
75.00	–25%	10.2333	2.33%	2.00%	–22.00%
80.00	–20%	10.2333	2.33%	2.00%	–17.00%
85.00	–15%	10.2333	2.33%	2.00%	–13.00%
90.00	–10%	10.2333	2.33%	2.00%	–9.00%
95.00	–5%	10.2333	2.33%	2.00%	–4.00%
100.00(3)	0%	10.2333	2.33%	2.00%	0.00%
105.00	5%	10.2333(4)	2.33%(4)	2.00%	4.00%
110.00	10%	12.0000(5)	20.00%	17.00%	8.00%
115.00	15%	12.0000	20.00%	17.00%	13.00%
120.00	20%	12.0000	20.00%	17.00%	17.00%
125.00	25%	12.0000	20.00%	17.00%	21.00%

(1)	The annualized rates of return specified in this column are calculated on an annual bond equivalent basis rounded to two decimal places and assume an investment term from December 5, 2006 to February 5, 2008, a term that is the midpoint between 13 and 15 months, expected to be approximately equal to that of the Notes.
(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket.
(3)	The Starting Value will be set to 100 on the Pricing Date.
(4)	The amount payable on the maturity date of the Notes with a 14-month term will not be less than $10.2333 per unit, the equivalent of a 2% return per annum per unit.
(5)	The amount payable on the maturity date of the Notes with a 14-month term will not exceed $12.00 per unit, the equivalent of a 20% return per unit, regardless of the term of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates on the day the Ending Value is determined, and the term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The U.S. Trade Weighted Currencies Basket is designed to track the movements of currencies included in the Basket, as reflected by the changes in the United States dollar value of the Basket, from the Starting Value to the value on the Valuation Date. The Basket is composed of a short position in the United States dollar and long positions in seven foreign currencies. For the purposes of determining the Basket level, each foreign currency has been weighted to reflect its relative U.S. international trade volume, based on trading volume data obtained from the Federal Reserve System. The level of the Basket is determined based upon the movements in the foreign currencies comprising the basket relative to the United States dollar. The level of the Basket will increase if the value of the United States dollar depreciates against the other basket currencies, and will decrease if the value of the United States dollar appreciates against the other basket currencies. The currencies that will compose the Basket are the European Union euro, Canadian dollar, Chinese renminbi (yuan), Japanese yen, Mexican peso, British pound, Korean won and the United States dollar. Each Basket Component has been weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as a long position in the European Union euro, Canadian dollar, Chinese renminbi (yuan), Japanese yen, Mexican peso, British pound and Korean won (collectively the “Long Basket Components”). The negative weighting in the United States dollar can be viewed as a short position in the United States dollar (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

The Basket weighting of each Long Basket Component in the Basket was based on the total trade weight of each Long Basket Component in the Broad Index of the Foreign Exchange Value of the Dollar (the “Broad Index”) as currently reported on the Federal Reserve System website (http://www.federalreserve.gov/releases/h10/Weights/) as of December 5, 2006. The current total trade weights have been in use since December 15, 2005. For liquidity and practical reasons, only those trade currencies with total trade weights above 3% are included in the Basket. The total trade weight for each Long Basket Component, as provided on the Federal Reserve System website, is divided by the sum of the total trade weights of all the Long Basket Components and the total is multiplied by 100. The resulting product is the weighting for that Long Basket Component. For example, the Basket weighting of the European Union euro is calculated as follows:

Basket Weight (EUR) = 100 x	(	TTW (EUR))
TTW (EUR) + TTW (CAN) + TTW (CNY) + TTW (JPY) + TTW (MXN) + TTW (GBP) + TTY (KRW)

The “TTW” for each currency is the total trade weight as provided on the Federal Reserve Board website.

The Broad Index is a weighted average of the foreign exchange values of the U.S. dollar against the currencies of a large group of major U.S. trading partners. The index weights, which change over time, are derived from U.S. export shares and from U.S. and foreign import shares. The Broad Index is one of the summary measures of the foreign exchange value of the U.S. dollar published by the Federal Reserve Board. The main objective of the Federal Reserve Board’s current indices is to summarize the effects of U.S. dollar appreciation and depreciation against foreign currencies on the competitiveness of U.S. products relative to goods produced by important trading partners of the United States. Some of the indices—those that track the U.S. dollar’s moves against only the major foreign currencies—are used to gauge financial market pressures on the U.S. dollar. Because exchange rate indices are intended primarily to measure the competitiveness of U.S. goods in international trade, the exchange rates in the indices are those of economies that figure importantly in international trade with the United States. These economies can be important either because the United States imports substantial amounts of goods from them or because the United States exports products that compete with goods produced in those economies. Exchange rates influence competitiveness because they affect the relative prices of goods as perceived by sellers and buyers. The weights associated with each of the currencies are designed to reflect the importance of the respective economies for trade competition.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing the weighting of a Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on that date. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component relative to the United States dollar. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example, if the value of the Chinese renminbi (yuan) appreciates from 0.127748 CNY/USD, its value on December 5, 2006, to 0.134136 CNY/USD, then the Chinese renminbi (yuan) contribution to the value of the Basket would equal 18.3751 (the hypothetical Multiplier for the Chinese renminbi (yuan), 136.99, multiplied by 0.134136). The appreciation in the Chinese renminbi (yuan) would increase the value of the Basket because of the long position. If the value for the Japanese yen depreciates from 0.869716 JPY/USD, its value on December 5, 2006, to 0.852322 JPY/USD, then the Japanese yen contribution to the value of the Basket would equal 12.8380 (the hypothetical Multiplier for the Japanese yen, 15.06238, multiplied by 0.852322). The depreciation in the Japanese yen would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Components remain the same, the new value of the Basket would be 100.61 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.0000.

If December 5, 2006 was the Pricing Date, for each Basket Component, the weighting, initial Exchange Rate, hypothetical Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Weighting(1)	Initial Exchange Rate	Hypothetical Multiplier	Initial Basket Contribution
United States dollar	USD	-100	1.000000(2)	-100.000000	-100.0000
European Union euro	EUR	23.70	1.332700(2)	17.783447	23.7000
Canadian dollar	CAD	21.30	0.876040(2)	24.313950	21.3000
Chinese renminbi (yuan)	CNY	17.50	0.127748(3)	136.988250	17.5000
Japanese yen	JPY	13.10	0.869716(2)	15.062380	13.1000
Mexican peso	MXN	12.80	0.091840(2)	139.372800	12.8000
British pound	GBP	6.30	1.974600(2)	3.190520	6.3000
Korean won	KRW	5.30	0.107921(4)	49.109800	.3000

(1)	These values are subject to rounding.
(2)	These were the exchange rates (i.e. the amount of United States dollars for which one unit of the respective Basket Component can be exchanged) on December 5, 2006, as reported by Reuters on page 1FEE.
(3)	This was the exchange rate (i.e. the amount of United States dollars for which one Chinese renminbi (yuan) can be exchanged) on December 5, 2006, as reported by Reuters on page SAEC.
(4)	This was the exchange rate (i.e. the amount of United States dollars for which one Korean won can be exchanged) on December 5, 2006, as reported by Reuters on page KFTC18.

For purposes of determining a Basket value, the “Exchange Rates”:

(i) for the European Union euro, the Canadian dollar, the Japanese yen, the Mexican peso or the British pound, respectively, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one European Union euro, Canadian dollar, Japanese yen, Mexican peso or British pound, respectively, can be exchanged as reported by Reuters Group PLC (“Reuters”) on page 1FEE, or any substitute page thereto;

(ii) for the Chinese renminbi (yuan), will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chinese renminbi (yuan) can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto; and

(iii) for purposes of determining a Basket value for the Korean won, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Korean won can be exchanged as reported by Reuters on page KFTC18, or any substitute page thereto.

The initial Exchange Rates are equal to:

(i) the noon buying rate in New York for cable transfers in foreign currencies as announced by Reuters on page 1FEE (the “Noon Buying Rate”) on the Pricing Date for the European Union euro, Canadian dollar, Japanese yen, Mexican peso and British pound;

(ii) the currency exchange rate on the Pricing Date as reported by Reuters on page SAEC at approximately 9:30 a.m. in Beijing, China for the Chinese renminbi (yuan); and

(iii) the currency exchange rate on the Pricing Date as reported by Reuters on page KFTC18 at approximately 5:00 p.m. in Seoul, South Korea for the Korean won.

For purposes of determining the Ending Value, the Exchange Rates will be:

(i) the Noon Buying Rate as reported on the Valuation Date for the European Union euro, Canadian dollar, Japanese yen, Mexican peso and British pound;

(ii) the rate as reported on the Valuation Date by Reuters on page SAEC at approximately 9:30 a.m. in Beijing, China for the Chinese renminbi (yuan); and

(iii) the rate as reported on the Valuation Date by Reuters on page KFTC18 at approximately 5:00 p.m. in Seoul, South Korea for the Korean won.

If the currency exchange rates are not so quoted on Reuters 1FEE, Reuters page SAEC or Reuters page KFTC18 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Ending Value will equal the closing spot rates as reported by WM Company on page WMRSPOT01 at 4:00 p.m. in London (the “Contingency Rate”).

If the Contingency Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”).

If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the Valuation Date.

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through November 2006 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a Basket value of 100 on December 5, 2006, the hypothetical Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes. The average yearly volatility of the Basket for approximately the past six years was 4.47% and the value of the Basket has not increased by more than 10% or more during the most recent 13-, 14- or 15-month periods ending December 7, 2004 or later.

	Monthly Closing Values
	2001	2002	2003	2004	2005	2006
January	85.22	81.87	86.34	93.91	97.15	96.87
February	84.57	81.82	86.60	93.31	97.96	96.60
March	82.58	82.38	87.12	94.02	97.06	95.71
April	83.66	83.12	88.72	91.32	96.84	98.06
May	83.53	84.30	90.59	92.01	95.38	98.88
June	83.41	85.56	90.22	92.23	94.94	98.22
July	83.62	85.20	88.77	91.98	95.26	98.42
August	84.68	85.34	88.34	92.76	96.30	98.72
September	83.85	84.48	91.03	93.82	95.91	98.32
October	83.59	84.67	91.49	95.63	95.10	98.89
November	83.63	84.77	92.18	98.35	94.79	99.62
December	82.72	85.86	94.02	98.81	95.12

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

General. Since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof will be determined by reference to the value of the Basket, the Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the United States federal income tax consequences of the purchase, ownership and disposition of the Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of the Notes is uncertain and prospective investors in the Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in the Notes.

However, the Treasury Regulations governing original issue discount (the “OID Regulations”), provide special rules for calculating the yield and maturity of certain debt instruments that provide for one or more alternative payment schedules which become applicable upon the occurrence of one or more contingencies where the timing and amounts of the payments that comprise each payment schedule are known as of the issue date of the debt instrument. These special rules under the OID Regulations generally only apply if, based on all the facts and circumstances as of the issue date, a single payment schedule is significantly more likely than not to occur. In this regard, ML&Co. has determined that there is a single payment schedule applicable to the Notes which is significantly more likely than not to occur over all of the other possible payment schedules. In particular, ML&Co. has determined that it is significantly more likely than not that holders of the Notes will receive a Redemption Amount upon maturity of the Notes equal to $             per unit of the Notes (a return of 2% per annum per unit). Based upon ML&Co.’s determination, solely for purposes of applying the OID Regulations to the Notes, ML&Co. will compute the yield and maturity of the Notes based upon this payment schedule.

Based on the foregoing, the Notes should be treated as having been issued with “original issue discount” for United States federal income tax purposes on the issue date thereof and an initial U.S. Holder of a Note should be required to include such original issue discount in income as ordinary interest income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder’s regular method of tax accounting. For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount. The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, dealers, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than “qualified stated interest” payments. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, is payable over the entire term of the Note, and is payable at a single fixed rate or, subject to certain conditions, based on one or more indices.

In general, the amount of original issue discount required to be included in income by an initial U.S. Holder of a Note is the sum of the daily portions of original issue discount with respect to such Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held the Note. The “daily portion” of original issue discount on any Note will be determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An “accrual period” may be of any length and the accrual periods may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period. The “adjusted issue price” of a Note at the beginning of any accrual period is generally the sum of the issue price of the Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Note that were not qualified stated interest payments. Under these rules, U.S. Holders of the Notes generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

Notwithstanding the foregoing, if, contrary to the assumption described above, a U.S. Holder of a Note receives a Redemption Amount on the maturity date of the Notes equal to $12.00 per unit of the Notes (a return of 20% per unit), solely for purposes of calculating original issue discount, the Notes should be treated as having been retired and reissued on the maturity date thereof for an amount equal to the adjusted issue price of the Notes on the date thereof. Based on the foregoing, although the matter is not entirely certain, an initial U.S. Holder of a Note generally should be required to recognize additional original issue discount in an amount equal to the difference between the amount realized by the U.S. Holder on the maturity date and the U.S. Holder’s adjusted tax basis in the Note.

Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, will be calculated by reference to the value of the Basket, it is possible that the IRS could assert that all of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper United States federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

Sale or Exchange of the Notes. Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any original issue discount included in income with respect to the Note by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the value of the Basket should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as long-term capital gain or loss, if a U.S. Holder held the Notes for more than one year. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, will be calculated by reference to the value of the Basket, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper United States federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

Tax Return Disclosure Regulations

Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes (i.e., the Redemption Amount), will be determined by reference to the value of the Basket, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	PS-3
Basket Component	PS-3
Business Day	PS-11
Calculation Agent	PS-3
Ending Value	PS-4
Exchange Rates	PS-15
Long Basket Components	PS-3
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Short Basket Component	PS-3
Starting Value	PS-4
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

U.S. Dollar Bear Notes Linked to the U.S. Trade Weighted Currencies Basket

due                         , 2008

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

December     , 2006